

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 7, 2026

VIA EDGAR AND ELECTRONIC MAIL

Sean Graber
Morgan, Lewis & Bockius LLP
2222 Market Street
Philadelphia, PA 19103-3007

Re: Manning & Napier Fund, Inc. and Manning & Napier Advisors, LLC, File No. 803-00294

Dear Mr. Graber:

By form APP-WD filed with the Securities and Exchange Commission on March 31, 2026, you requested that the above-referenced application be withdrawn only with respect to the filing of the application under the Advisers Act of 1940 ("Advisers Act"). The Form APP-WD does not request withdrawal of the application filing under the Investment Company Act of 1940 (File No. 812-15999). Please be advised that your request for withdrawal has been granted, pursuant to delegated authority, only with respect to the application filing under the Advisers Act (File No. 803-00294).

Sincerely,

/s/ Thomas Ahmadifar

Thomas Ahmadifar
Branch Chief

cc: Trace W. Rakestraw, Senior Special Counsel, Chief Counsel's Office
Deepak T. Pai, Senior Counsel, Chief Counsel's Office